EXHIBIT 99.1

Foremost Clean Energy Announces Plans for Immediate Follow-Up Drill Program at Hatchet Uranium Project

VANCOUVER, British Columbia, March 04, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce an 8-hole ~2,000-metre diamond drill program at the Hatchet Uranium Property (“Hatchet”), expected to commence later this month. Hatchet is located in the world-renowned Athabasca Basin of northern Saskatchewan and is a cornerstone project in Foremost’s unique collaboration with Denison Mines Corp. (“Denison”) (NYSE: DNN)(TSX: DML).

The results from the 2024 drill program, announced on February 20, 2024, highlighted the presence of uranium mineralization at the Richardson trend and favorable structure, alteration, and anomalous geochemistry along the Tuning Fork Conductor. With multiple high-potential targets identified in these areas, the 2025 drill program aims to expand known mineralization and test several areas prioritized for follow-up.

“We are excited to commence this next phase of exploration at Hatchet,” said Jason Barnard, CEO of Foremost Clean Energy. “Hatchet is already at a discovery-ready stage, with multiple high-priority targets identified and ready for follow-up. This is a key differentiator for Foremost, as the advanced stage of Hatchet reduces the risk and cost associated with early stage exploration that would otherwise be required to generate compelling targets. The results from our 2024 drill program highlight the presence of uranium mineralization and associated hydrothermal systems, and this upcoming program is designed to further evaluate these promising targets.”

“With significantly increasing global energy demands, nuclear power has become a leading choice amongst government and private power producers due to its unique mix of high reliability, reasonable cost, and low carbon footprint. Nuclear power plants use uranium to generate power and industry experts are predicting that new uranium discoveries and ultimately new mines are needed to meet growing demand while existing sources of supply are dwindling. With potentially unprecedented additional growth coming from the deployment of Small Modular Reactors (SMRs) and the adoption of nuclear power by global hyper-scalers like Meta, Amazon, Google and Microsoft, uranium demand could increase significantly. This narrative speaks to the importance of Foremost’s active exploration plans, which we look forward to providing updates on as the program progress.”

Drill Program Overview:

The 2025 Hatchet drill program is expected to target 4-6 high-potential locations within the Tuning Fork target area and along the Richardson trend. The program is expected to commence in March, and is fully funded and permitted.

Drill targets have been prioritized based on the following program objectives:

  Target those areas with confirmed uranium mineralization and coincident untested conductive anomalies identified through historical geophysical surveys.
  Conduct follow-up drilling to further evaluate anomalous geochemical signatures and structures highlighted from the 2024 drill results and historical data compilation.
  Evaluate under-tested conductive trends, several of which are estimated to have >600m of untested discovery potential.

2025 Drill Targets:

Drill targets on the Hatchet property are defined based on ground and airborne EM surveys, anomalous geochemistry, strong alteration, and structures identified from previous drilling, and surface geochemical methods (i.e. Radon). Ten priority target locations have been identified for drill testing: four along the Tuning Fork Conductor and six along the Richardson conductive trend.

Richardson Target Area:

  Drill Hole RL-24-29: Intersected 0.11% U3O8 (901 ppm U) over 0.2 metres from 81.2 to 81.4 metres, along with additional anomalous uranium mineralization below the unconformity, including:
    0.04% U3O8 (354 ppm U) from 81.4 to 81.9 metres.
    0.04% U3O8 (322 ppm U) from 78.3 to 78.6 metres.
  The Richardson Trend is situated northeast of the Laroque Conductive Corridor, which hosts multiple high-grade uranium deposits, including IsoEnergy’s Hurricane Deposit (48.6M lbs U3O8 at 34.5% U3O8 in Indicated Mineral Resources).

Tuning Fork Target Area:

  Drill Holes TF-24-11 and TF-24-12: Both holes intersected significant structural disruption and hydrothermal alteration, including intense clay alteration, hydrothermal hematite, and a shear zone with graphitic-pyritic faults.
  TF-24-12: Intersected semi-massive graphite from 200 to 211.5 metres, along with elevated levels of boron (up to 5,670 ppm), copper (up to 233 ppm), nickel (up to 387 ppm), and cobalt (up to 209 ppm)—pathfinder elements potentially indicative of a uranium-mineralizing system. (See Figure 2 below)
  Untested Conductors: The program will also target over 400 metres of untested conductor strike length in the Tuning Fork area. These conductors, identified through electromagnetic (EM) surveys, are interpreted to represent graphitic structures, often associated with uranium mineralization in the Athabasca Basin.

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Figure 1. Drill Targets at Richardson - Hatchet Lake Uranium Property

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Figure 2. Drill Targets at Tuning Fork – Hatchet Lake Uranium Property

Hatchet – A Strategic Asset

The Hatchet Uranium Property spans approximately 10, 211 hectares/25, 232 acres in the heart of the Athabasca Basin, which is one of the world's most prolific uranium producing regions — globally recognized to host some of the largest and highest-grade uranium deposits ever discovered. Hatchet’s location in the northeastern part of the basin, with shallow unconformity depths ranging from 0 to 250 meters and proximity to existing infrastructure, makes it an attractive property for exploration. Historical exploration, dating back to the 1960’s, has identified radioactive boulders, conductive anomalies, and hydrothermal alteration, and both historical and recent drilling have confirmed the presence of uranium mineralization, structural controls, and hydrothermal alteration— all being key indicators of a uranium deposit.

In 2024, Foremost completed the first stage of an option agreement with Denison whereby it can acquire a portion of Denison’s interest in the Hatchet Lake Joint Venture to a maximum 51% interest in the property (see news release dated October 7, 2024).

Additional Developments

To enhance market awareness and generate investor interest, the Company has engaged LFG Equities Corp. ("LFG") to execute a comprehensive marketing campaign over an initial two-month period commencing March 4, 2025 for total investment of $50,000 USD, with automatic monthly renewals subject to termination with fourteen days' notice. The campaign is designed to significantly amplify the Company's visibility within the investment community through targeted social media campaigns, strategic online media placements, and impactful newsletter distribution.

LFG is expected to broaden Foremost’s reach, attract new investors, and ultimately increase the Company’s visbility by effectively communicating the Company's unique value proposition and future catalysts to a wider audience. LFG is located at 402-9140 Leslie Street, Richmond Hill, Ontario (phone: (514) 577-0929, email: ernest@lfgequities.com). Its directors and officers, maintain an arm’s length relationship with the Company and currently hold no direct or indirect ownership interest in the Company or its securities.

Qualified Person:

Technical information in this news release regarding Hatchet has been reviewed and approved by Jody Dahrouge, P.Geo. of Dahrouge Geological Consulting Ltd. and Foremost’s chief technical advisor, who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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